Exhibit 4(vi)

DESCRIPTION OF COMMON STOCK

The authorized capital stock of the Company consists solely of the Company’s common stock. Set forth below is a description of the common stock of the Company.  The description is intended to be a summary and is subject to, and is qualified in its entirety by reference to, the provisions of the Company’s Certificate of Incorporation, as amended (“Restated Certificate of Incorporation”), and Amended and Restated Bylaws (“By-laws”), and Title 33 “Corporations,” of the Connecticut General Statutes. Copies of our Restated Certificate of Incorporation and By-laws appear as exhibits to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Authorized Capital Stock

The Company’s Restated Certificate of Incorporation provides that the Company has authority to issue 8,000,000 shares of common stock, par value $2.50 per share.  Each share of common stock has the same rights as, and is identical in all respects to, each other share of common stock. On March 6, 2020, there were 3,352,130 shares of common stock issued and outstanding.

Voting Rights

Holders of Company’s common stock are entitled to one vote per share held of record on all matters submitted to a vote of shareholders.  Our shareholders do not have cumulative voting rights in the election of directors.

Dividend Rights

Subject to certain limitations set forth in the Connecticut General Statutes, the holders of common stock are entitled to such dividends and distributions, whether payable in cash or property, as may be declared from time to time by our Board of Directors from legally available funds.

Liquidation Rights

Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of common stock will be entitled to share ratably in any of the Company’s assets available for distribution after the payment in full of all debts and liabilities of the Company.

Preemptive and Other Rights

The holders of common stock are not entitled to preemptive, subscription, redemption or sinking fund rights.  Shares of common stock are not convertible into shares of any other class of capital stock.

Fully Paid Shares

All of the outstanding shares of common stock are fully paid and nonassessable.

Transfer Agent

The transfer agent and registrar for the Company’s common stock is American Stock Transfer & Trust Company.

Listing

The common stock is traded on the NYSE American under the trading symbol “ACU.”